UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Actinium Pharmaceuticals, Inc. (formerly, Cactus Ventures, Inc.)
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00507W107
(CUSIP Number)

Mark Svenningson
Memorial Sloan-Kettering Cancer Center
1275 York Avenue
New York, NY 10065
(212) 639-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00507W107

1	NAME OF REPORTING PERSON Memorial Sloan-Kettering Cancer Center
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,007,886
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,007,886
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,007,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00507W107

Explanatory Note
Introduction

This Amendment No. 4 to Schedule 13D (the “Amended 13D”) amends the Schedule 13D, filed on April 21, 2016 (the “Prior Schedule 13D”), on behalf of Memorial Sloan-Kettering Cancer Center (“MSKCC” or the “Reporting Person”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The information set forth in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a)  The Reporting Person beneficially owns 5,007,886 shares of Common Stock, representing approximately 10.7% of the outstanding Common Stock (based on 46,950,180 shares of Common Stock outstanding as of May 9, 2016, as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2016).

(b)   The Reporting Person has sole power to vote or direct the vote of, or to dispose or direct the disposition of, all of the Shares, subject to the limitations on their ability to exercise such power as described in Items 3 and 6.

(c)  The transactions in Shares by the Reporting Person in the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

CUSIP NO. 00507W107

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2016

MEMORIAL SLOAN-KETTERING CANCER CENTER

By:	/s/ Mark Svenningson
	Name:	Mark Svenningson
	Title:	Senior Vice President Finance and Controller

CUSIP NO. 00507W107

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
(26,000)	1.9000	5/25/2016
(400)	1.9025	5/25/2016
(5,300)	1.9050	5/25/2016
(4,600)	1.9100	5/25/2016
(100)	1.9200	5/25/2016
(27,168)	1.9200	5/26/2016
(12,700)	1.9300	5/26/2016
(200)	1.9350	5/26/2016
(18,110)	1.9000	5/31/2016
(1,890)	1.9050	5/31/2016
(19,700)	1.9200	5/31/2016
(300)	1.9201	5/31/2016
(23,837)	1.9300	5/31/2016
(100)	1.9301	5/31/2016
(600)	1.9315	5/31/2016
(300)	1.9350	5/31/2016
(56,954)	1.9400	5/31/2016
(790)	1.9450	5/31/2016
(6,755)	1.9500	5/31/2016
(4,800)	2.0000	6/1/2016
(4,650)	2.0050	6/1/2016
(1,428)	2.0100	6/1/2016
(20,000)	2.1000	6/1/2016
(9,036)	2.1700	6/1/2016
(200)	2.1800	6/1/2016
(11,000)	2.0000	6/2/2016
(6,790)	2.0200	6/2/2016
(33,619)	1.9000	6/15/2016
(15,200)	1.8000	6/30/2016
(300)	1.8025	6/30/2016
(300)	1.8050	6/30/2016
(3,350)	1.8200	6/30/2016
(44,841)	1.8000	7/1/2016
(3,200)	1.8001	7/1/2016
(200)	1.8015	7/1/2016
(100)	1.8025	7/1/2016
(11,350)	1.8050	7/1/2016
(25,800)	1.8100	7/1/2016
(7,362)	1.8101	7/1/2016
(200)	1.8115	7/1/2016
(4,300)	1.8150	7/1/2016
(13,830)	1.8200	7/1/2016
(1,400)	1.8250	7/1/2016
(700)	1.8300	7/1/2016
(3,617)	1.8500	7/1/2016

CUSIP NO. 00507W107

(100)	1.8550	7/1/2016
(5,900)	1.8600	7/1/2016
(1,400)	1.8650	7/1/2016
(1,700)	1.8700	7/1/2016
(2,550)	1.8800	7/1/2016
(100)	1.9000	7/1/2016
(300)	1.9100	7/1/2016